

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

<u>Via E-mail</u>
Corey G. Prestidge
General Counsel and Secretary
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

   Re: Hilltop Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     File No. 001-31987

Dear Mr. Prestidge:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Michael Clampitt

       Michael Clampitt
       Senior Staff Attorney

cc. <u>Via E-mail</u>
  Gordon Moodie
  Wachtell, Lipton, Rosen & Katz